Exhibit 3.1

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VIASYSTEMS GROUP, INC.

Article I

Name

The name of the corporation is Viasystems Group, Inc. (the “Corporation”).

Article II

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

Article III

Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”).

Article IV

Capital Stock

The total number of shares of stock that the Corporation shall have authority to issue is one hundred (100) shares, all of which shall be designated as common stock, and the par value of each such share of common stock is one-hundredth of one cent ($0.0001) per share.

Article V

[RESERVED]

Article VI

Directors

The number of directors which shall comprise the board of directors of the Corporation shall be two (2). The size of the board of directors may be increased or decreased in the manner provided in the Bylaws of the Corporation. All corporate powers of the Corporation shall be exercised by or under the direction of the board of directors except as otherwise provided herein or by law. Unless and to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Article VII

Limitation of Liability; Indemnification

1. Limitation of Liability. A director of the Corporation shall, to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit, or claim that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

2. Indemnification. The Corporation is authorized to indemnify and may advance expenses to its officers and directors to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended.

Article VIII

Bylaws

Subject to the power of the stockholders of the Corporation to adopt, amend, or repeal any Bylaw made by the Board of Directors, the Board of Directors is expressly authorized and empowered to adopt, amend, or repeal the Bylaws of the Corporation.

Article IX

Amendment

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article IX.